

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

<u>Via E-mail</u>
Lorraine Yarde
Chief Executive Officer
RX Safes, Inc.
670 Du Fort Avenue
Henderson, NV 89002

> **Re: RX Safes, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2014**
> **File No. 333-193800**

Dear Ms. Yarde:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement Cover Page</u>

1.   It appears that you are relying on Rule 415 under the Securities Act of 1933 to conduct this offering on a continuous basis. Please check the Rule 415 box on the registration statement cover page, as well as indicate your status as a smaller reporting company by checking the appropriate box.

2.   Our EDGAR system indicates that your primary standard industrial classification code number is 3490. Please revise accordingly.

<u>Prospectus Cover Page</u>

3.   With respect to the aggregate proceeds of the offering, please revise to also disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

4.   Please disclose here the term of the offering period. Refer to "Term of offering"
       disclosure on page four.

Prospectus Summary, page 4

5.   You disclose that if you raise less than the maximum offering proceeds, the development
       of your business "could be adversely affected." In the risk factor "Our investors may lose
       their entire investment …" on page six, you disclose that your plan specifies a minimum
       amount of $585,000 in additional operating capital to operate for the next twelve months.
       As this amount appears to correspond to 25% of the offering proceeds after payment of
       the offering expenses, please revise your disclosure to state that you must sell a minimum
       of 25% of the securities covered by this registration statement in order to continue as a
       going concern.

Risk Factors, page 6

Our investors might lose their entire investment…, page 6

6.   Please revise this risk to reflect the correct date of your auditor opinion. We note on page
       F-1 that the opinion is dated January 14, 2014.

The drug safety market is a fledgling industry…, page 7

7.   Please disclose the basis supporting the statistics cited in this risk factor.

Because we do not have exclusive agreements with third party manufacturers…, page 7

8.   Please modify this risk to state that you currently use only one third party manufacturer,
       Good Promotions, Ltd. Please ensure that you comply with this comment anywhere in
       the filing where you discuss relations with third party manufacturers. In addition, please
       either expand this risk factor or include a separately captioned risk to discuss how rules
       and regulations governing business in China may impact your business given your
       dependency on this foreign manufacturer.

Our financial and operating results often vary significantly from quarter to quarter…, page 8

9.   Some of the factors you identify as impacting your results of operations do not appear to
       apply to your business. In this regard, please refer to factors in bullet points one, three
       and six. Please revise your disclosure accordingly.

Our lengthy and variable sales cycle…, page 8

10.   Given the limited amount of your product offerings, please revise your disclosure to
       identify the products with a lengthy sales cycle, as well as the type of customers that

require approval for purchase. In this regard, we note that your largest targeted market is consumers (refer to "Consumer Market" disclosure on page 31); thus it is not readily apparent whose approval for purchase they need to obtain. Please also revise your disclosure to quantify what constitutes a large order depending on the channels of distribution used.

We may be subject to repair, replacement…, page 10

11.   To the extent that you have experienced malfunctions or product failures forcing you to recall or make replacement products, please disclose this fact. In this regard, we note disclosure on page 23 stating that you have spent the last year redesigning the core electronics technology and mechanical locking mechanism of your safes. In addition, we also note disclosure in the middle of page 26 stating you hired a security expert who identified a number of deficiencies with the mechanical/industrial design of the earlier version of the product.

If we fail to attract and retain qualified senior executive and key technical personnel…, page 11

12.   As drafted, this risk appears to apply to any company in any industry. Please revise your disclosure to identify the unique aspects of knowledge and experience that your management and key technical personnel must possess as they relate to your business.

Insiders will continue to have substantial control…, page 12

13.   Your disclosure here of directors and officers percentage of beneficial ownership is inconsistent with the percentages disclosed on page 46 under your Security Ownership of Certain Beneficial Owners section. Please ensure that the accurate ownership percentages are disclosed throughout the filing.

Use of Proceeds, page 14

14.   In the tabular disclosure, please revise to correspond footnote (5) to "Inventory" and footnote (6) to "Working capital."

15.   With respect to your operating cash requirements for the next twelve months and your intended use of the offering proceeds, in an appropriate section of the filing, please discuss the extent to which you are actually using funds in your operations on a monthly basis. Within each of the categories of the needed capital, please identify the significant steps or milestones that will need to complete in implementing your business plan and the projected timeline for achieving each step, especially if you are only able to raise the minimum amount necessary to continue your business operations.

Dilution, page 15

16.   Please represent your dilution analysis at the most recent practicable date.

Plan of Distribution, page 16

17.   Please elaborate on the manner in which the securities will be offered by your officers or directors. For example, how will they identify those who might have an interest in purchasing shares? Please provide us copies of any materials that your officers and directors intend to use to solicit investors.

18.   Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Procedures for Subscribing, page 18

19.   To the extent that prospective investors will be signing a subscription agreement in connection with their investment, please ensure to file a form of this agreement as an exhibit to the registration statement with your next amendment.

Directors, Executive Producers, Promoters, and Control Persons, page 18

20.   Please provide corporate governance disclosure in accordance with Item 407(a) of Regulation S-K.

21.   Please describe the principal occupations of each of Ms. Yarde and Dr. Kutzner during the past five years, identifying also the timeline for each occupation. In this regard, we note for example, that you have not identified the years during which Ms. Yarde was involved with bioMETRX. Also, please refrain from using abbreviated terms without identifying their respective meaning (refer to terms such as DES and PCB in Dr. Kutzner's biography). For each of the company's directors, disclosure must also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as your director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

22.   Please revise your disclosure to provide an objective measure by which you determined the success of Dr. Kutzner's businesses.

Description of Securities, page 19

Warrants and Options, page 20

23.   To the extent that the warrants granted on January 23, 2011 and February 10, 2011 expired prior to being exercised, please revise the tabular disclosure accordingly.

Description of the Business, page 23

General

24.   When applicable, please use the most current statistics available with respect to market and industry data. Many of the statistics you currently cite are not from the most recent edition of the publications you reference. We note for example that the U.S. Department of Health and Human Services updated its Drug Abuse Warning Network Methodology Report in November 2012, and the Center for Disease Control had its most recent EIS Conference in April 2013. If true, please confirm that all market and industry data represents information that was not commissioned by you for use in this registration statement.

Business Overview, page 23

25.   Please revise your disclosure to provide the basis for your claim that you are "experts in identity-based security utilizing fingerprint recognition technology" and that your products are competitively priced.

26.   Please reconcile your disclosure that you have over "25 years experience in the consumer security marketplace" with your disclosure on page 18 that Ms. Yarde has "9 years [of] experience in the biometric industry." Based on your disclosures it appears that Ms. Yarde is your only employee with related industry experience.

The Problem and the Challenge, page 24

27.   Please remove references to third-party websites from your disclosures. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

28.   Please revise to provide the basis for your statement that "almost every pharmacy in the country failed to provide any locking storage safes for sale to support the advice of its professionals."

Principal Products and Potential Markets, page 24

29.   We note your disclosure that theft of equipment and supplies in hospitals "represents a potential loss of $3.9 billion annually." Please disclose what percentage of this amount relates to prescription-type drugs loss or theft. If this information is not available, then either remove this statistic, or otherwise provide context to how this statistic would relate to your market opportunity.

RX DrugSAFE Products, page 26

30.   In the third paragraph, please provide specific examples of how the fingerprint technology was enhanced to make the product easier to program and operate.

Technology, page 27

31.   Please disclose how you determined that you "use the industry's most proven technology."

32.   Please discuss the manner in which you obtained your fingerprint sensors from Authentec. To the extent that you have entered into an agreement with Authentec regarding the use of its TruePrint technology, please file such agreement as an exhibit to the registration statement. To the extent applicable, please expand your Trademark, Copyright and Patent Protection disclosure on page 30 to include a summary of the material terms of the agreement in the filing.

RX DrugSAFE Pro for Professional Use, page 28

33.   Please provide support for your claim that "[m]ost private practice physicians store pharmacology samples in unsecure cabinets or lockers" and that they "do not secure their prescription pads further than the top of their desks, and presently, home healthcare workers do not have a secure way to transport medications and syringes to a patient's home." To the extent that these claims are based on management's experience in the industry, so disclose.

Future Products, page 30

34.   Clearly disclose the products which are currently available for sale, as well as indicate an estimated timeline when you expect your second and third line of products to reach the market.

Consumer Markets, page 32

35.   On your company's website, www.rxdrugsafe.com, you include information about your products being available at RiteAid, Waltmart, drugstore.com and Walgreens. Based on

our review of these websites, it does not appear that your products are currently available to be purchased through those websites. In addition, on your website we also note the tab "FDA Registered" which appears to imply that your products are FDA registered. Based on your page 38 disclosure, you have not yet obtained this registration. Please ensure that the information on your website accurately describes the current state of your business.

Retail Pharmacies, page 32

36.   Please clarify whether disclosure about reengaging with McKesson and Cardinal Health infers that you have to negotiate new distribution arrangements with these suppliers. In addition, with respect to the first sentence in the first paragraph on page 33, please clarify that you are not currently a supplier to Amerisource Bergen Drug Corporation.

37.   Please expand your disclosure to discuss the material terms of your reseller relationship with Epic Pharmacies (in addition to the special discount pricing available to Epic members). Please also explain the process by which you became an approved vendor of Drugstore.com.

Online Resellers, page 33

38.   Briefly describe the key terms of the online reseller program.

Medical Professionals, page 33

39.   You disclose that you "have received endorsements from a number of physicians in various specialties." Please qualify this disclosure by stating how these endorsements were made and the names of physicians making these endorsements.

40.   In the last paragraph of your disclosure, please specify the percentage of sales that the medical practices receive automatically on the sales generated from their practice. Please also disclose whether this program has actually been implementing in any medical practices.

Government Regulation and Legislative Developments, page 38

Manufacturing/R&D, page 38

41.   You disclose that Good Promotions contracts with a specialist electronics manufacturer for the production of the fingerprint module. In light of your disclosure that you license your fingerprint technology from a third party, please revise your disclosure to explain how the manufacturing of the fingerprint module is facilitated.

42.   Given your various distribution channels, please expand your disclosure to describe how the orders are placed and how they are shipped.

Employees, page 39

43.   In Ms. Yarde's biographical information you disclose that she is also involved in other businesses such as Axius Healthcare Security, Axius Consulting, and Axius Entertainment. Given that both Ms. Yarde and Dr. Kutzner dedicate less than full time to the company's business, please disclose any potential conflicts that may arise due to the executive officers' other business interests.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 40

Plan of Operations, page 40

44.   You disclose that you have applied $246,000 for Research and Development. With a view towards disclosure, please tell us how you were able to fund your research and development efforts. In this regard, we note that based on your page F-22 disclosure and disclosure related to sales of unregistered securities starting on page 50, it appears that you have compensated your consultants mostly through grants of shares and warrants. In addition, given your disclosure that you contract with a number of consultants in the operation of your business (refer to "Employees" disclosure on page 39), please elaborate on the process of product development and identify any third parties instrumental to your re-designing efforts and technical improvements. We note that you identify a large majority of consultants as doctors, marketing consultants or consultants for corporate consulting services.

45.   Please disclose the location of your warehousing facilities provided by Exxtra Express. Please also describe the process of how the orders will be fulfilled. In light of your disclosure that you plan to order approximately 10,000 units, please discuss your manufacturer's annual production capacity of your products.

Emerging Growth Company Status, page 44

46.   Please revise your disclosure to describe the extent to which any of the exemptions as an emerging growth company would be available to you as a Smaller Reporting Company.

Certain Relationships and Related Party Transactions, page 44

47.   Please clarify what Ms. Yarde's "position" was/is with Axius Consulting Group and whether the consulting agreement with Axius is still outstanding. In this regard, please observe the disclosure requirements of Item 404(a)(4) of Regulation S-K, as well as disclose the total amount of consulting fees paid to Axius in the last two fiscal years (refer to related disclosure on page F-9 to the financial statements). With a view towards

disclosure, please tell us why the fees paid to Axius would not constitute compensation paid to or earned by Ms. Yarde, which compensation must be disclosed as "All Other Compensation" in the summary compensation table. Please refer to Item 402(n)(2)(ix) of Regulation S-K.

48.   Please disclose the nature of the assets purchased from Axius. Please also revise your disclosure to explain whether the Patent and Licensing Rights Agreement with bioMETRX refers to your license of fingerprint technology necessary for the production of your product. If true, please reconcile your disclosure here with page 27 disclosure stating that "[yo]ur fingerprint sensor from Authentec, the global leader in silicon fingerprint technology, uses its patented TruePrint technology, …, which means that unlike any other fingerprint technologies, the solution we use is capable of reading virtually every fingerprint every time, regardless of skin conditions." Your "Trademark, Copyright and Patent Protection" disclosure on page 30 must clearly identify the technology subject to the "exclusive license to use patent number 6,766,040…" and the parties to the related license agreement.

49.   Please ensure to discuss whether any royalties have been paid under the bioMETRX agreement. Please file the agreement with bioMETRX as an exhibit to the registration statement.

50.   We note that Mark Basile resigned as a director of your board on August 2, 2012. Since he would be considered a related person pursuant to Instruction 1 to Item 404 of Regulation S-K, please disclose the approximate dollar value of Mr. Basile's interest in the July 1, 2010 consulting agreement with Axius Consulting Group. We note that Mr. Basile was the CEO of Axius Consulting Group as disclosed in Note 3 on page F-9 to the financial statements.

Executive Compensation, page 45

Summary Compensation Table

51.   Please include a footnote disclosing all assumptions made in valuing Ms. Yarde's stock award. Refer to Instruction 1 to Items 402(n)(2)(v) and (vi) of Regulation S-K. In addition, please disclose the material factors that led to Ms. Yarde being awarded $5,000,000 in stock awards in fiscal year 2012. Refer to Item 402(o) of Regulation S-K.

Narrative to Compensation Table, page 45

52.   Please reconcile your disclosure that you "do not currently compensate [your] officers with any regularity" with your disclosure on page 11 that your "compensation programs are intended to attract and retain and attract the employees required for [you] to be successful." If you do have a compensation program currently in effect, please disclose the key terms of such program. Please note that to the extent that compensation has been

earned, it must be disclosed in the year for which the services were performed, regardless of whether or not it was paid.

Financial Statements, page 47

General

53.   Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

54.   The inception to date columns included in your audited financial statements are labelled unaudited and the auditor does not refer to the inception to date periods in their report. We remind you that auditor association with cumulative amounts from inception included in annual financial statements is required for as long as you are in the development stage. In this regard, please ensure that the cumulative amounts from inception through the latest audited balance sheet are audited, labelled as audited, and referred to in the corresponding auditor report.

Report of Independent Registered Public Accounting Firm, page F-1

55.   The auditor's report is addressed to the board of directors in Jericho, NY, rather than Henderson, NV. Please advise.

Note 10. Subsequent Events, page F-13

56.   Please also disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

Item 15. Recent Sales of Securities, page 50

57.   Please amend the title of this section to reflect that the sales of these securities were unregistered. Refer to Item 15 of Form S-1 and Item 701 of Regulation S-K.

58.   We note disclosure that Mr. Basile received two grants of 20,000,000 shares of the company's common stock on June 1, 2010 and January 3, 2012, respectively. To the extent Mr. Basile continues to hold 40,000,000 shares of the company's common stock, based on the total number of shares outstanding, he would qualify as a beneficial owner of approximately 35% of the company's common stock. Please advise. Please note that if he continues to beneficially own more than 5% of the company's voting securities, Mr. Basile must be identified as a beneficial owner in the beneficial ownership table on page 46 of the registration statement. Refer to Item 403(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Scott Doney (Via E-mail)
        Cane Clark LLP